Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 2, 2013

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Hexion U.S. Finance Corp.
Hexion Nova Scotia Finance, ULC
Amendment No. 1 to Registration Statement on Form S-4
Filed July 19, 2013
File No. 333-189576

Dear Ms. Long:

On behalf of Hexion U.S. Finance Corp., a Delaware corporation, and Hexion Nova Scotia Finance, ULC, a Nova Scotia unlimited liability company (collectively, the “Issuers”), this letter sets forth the Issuers’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 1, 2013 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Issuers have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and certain other updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1 to the Registration Statement.

General

1.	We note your response to comment one of our letter dated July 11, 2013. However, as indicated in Sections 6.5.23 and 6.5.24 of the EDGAR Filer Manual, EX-101.INS submissions can have any CIK so long as it, and the registrant’s name, match one of the CIK/CONFORMED-NAME pairs in that submission. As such, please ensure that future filings on EDGAR are made on behalf of the actual issuer. For further assistance with this matter, please contact Filer Technical Support at (202) 551-8900.

Pamela Long, August 2, 2013—Page 2

Response:

The Issuers acknowledge the Staff’s comment and respectfully submit that they cannot change the identity of the primary filer in the EDGAR system for subsequent amendment filings once the registration number has been assigned. The Issuers will ensure that registration statements for future offerings are filed under the primary issuers.

Description of the Notes, page 149

Guarantees, page 159

2.	We note your response to comment two of our letter dated July 11, 2013, in which you state that a guarantor ceasing to be a subsidiary as a result of a foreclosure of any pledge or security interest in satisfaction of a parent debt is functionally the same as “selling the stock of a subsidiary within the meaning of the Staff’s guidance.” It is unclear, however, how foreclosure of a security interest or pledge in favor of First Priority Lien Obligations, is different from the customary release provisions set forth in paragraphs (b) and (c) on page 160, and represent a separate event when the guarantee of a subsidiary guarantor is automatically released. Please advise. We may have additional comments following review of your response.

Response:

The Issuers respectfully submit that the release of a subsidiary guarantee upon foreclosure is a customary release provision and functionally the same as selling the stock of a subsidiary within the meaning of the Staff’s guidance. In the context of a secured bond transaction, it is typical to include language describing a release upon a foreclosure event (such as the language in paragraph (e) on page 160 of Amendment No. 1). This language is not intended to expand upon the list of customary release provisions referenced in the Staff’s guidance, but rather it is included, for the benefit of investors, to describe one potentially relevant circumstance in which the guarantee could be released as a result of the sale or transfer of the subsidiary’s assets. Paragraph (a) is intended to cover voluntary transfers in accordance with the indenture, and paragraph (e) is intended to cover involuntary transfers as a result of foreclosure. The Issuers submit that both clauses are customary and that both clauses fit within the customary release provisions referenced in the Staff’s guidance because both relate to the functional sale of the subsidiary’s assets.

In addition, the Issuers submit that the release of a subsidiary guarantee upon foreclosure differs from the customary provisions in paragraphs (b) and (c), which relate to other voluntary actions taken by the Issuers; however, as noted above, the foreclosure release provision does not expand upon the list of customary release provisions referenced in the Staff’s guidance.

Pamela Long, August 2, 2013—Page 3

Exhibit 5.2

3.	We note your revised disclosure in response to comment four of our letter dated July 11, 2013. Please have counsel further revise the first sentence of the last paragraph of its opinion to remove the word “solely.”

Response:

New Jersey counsel has revised the first sentence of the last paragraph of its opinion to remove the word “solely” in response to the Staff’s comment.

Exhibit 23.1

4.	Refer to comment three in our letter dated July 11, 2013. Please file updated auditors consent with your next amendment that refers to the registration statement on Form S-4 filed by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC as issuers, and not Momentive Specialty Chemicals Inc.

Response:

The Issuers have included an auditor’s consent that relates to Amendment No. 2 that refers to the registration statement on Form S-4 filed by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC as the issuers in response to the Staff’s comment.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3124 or (212) 492-0124 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ David S. Huntington, Esq.
David S. Huntington, Esq. of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Douglas A. Johns, Esq., Momentive Specialty Chemicals Inc.